Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Synlogic, Inc.

We consent to the incorporation by reference in the registration statements (Nos. 333-207299 and 333-210466) on Form S-8 of Synlogic, Inc. (formerly known as Mirna Therapeutics, Inc.) of our report dated June 19, 2017, with respect to the consolidated balance sheets of Synlogic, LLC as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive loss, contingently redeemable preferred units and equity, and cash flows for the years then ended, which report appears in the Form 8-K/A of Synlogic, Inc. dated September 26, 2017.

/s/ KPMG LLP

Cambridge, Massachusetts

September 26, 2017